SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 6) *

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 Par Value Per Share

(Title of Class of Securities)

43113X101

(CUSIP Number)

Dang Yu (George) Pan

Building A1, 68 Xinxia Street

Pinghu, Longgang

Shenzhen Guangdong 518111

People’s Republic of China

Tel: 86-755-89686238

with copies to:

Jie (Jeffrey) Sun, Esq.	Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP	Orrick, Herrington & Sutcliffe LLP
47/F Park Place, 1601 Nanjing Road West	The Orrick Building, 405 Howard Street
Shanghai, 200040, People’s Republic of China	San Francisco, CA 94105, USA
Tel: 86-21-61097103	Tel: +1 (415) 773-5830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 43113X101	Page 1 of 12

1	NAMES OF REPORTING PERSONS Dang Yu (George) Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,125,008(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,125,008 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,125,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 3,141,361 shares of Common Stock held directly or indirectly by Mr. Dang Yu (George) Pan and 1,983,647 shares of Common Stock held directly or indirectly by the other Reporting Persons (as defined below), in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. Advance Pride International Limited, a British Virgin Islands company, is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Advance Pride International Limited directly holds 269,959 shares of Common Stock of the Issuer. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon a total of 15,642,704 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Agreement and Plan of Merger, dated as of June 28, 2019, among HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, HPJ Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of HPJ Parent Limited, and the Issuer, which agreement is filed herewith as Exhibit 7.05, and (ii) 74,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 2 of 12

1	NAMES OF REPORTING PERSONS Advance Pride International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,959 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,959 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON CO

(1) Advance Pride International Limited is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Agreement and Plan of Merger, dated as of June 28, 2019, among HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, HPJ Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of HPJ Parent Limited, and the Issuer, which agreement is filed herewith as Exhibit 7.05.

CUSIP No. 43113X101	Page 3 of 12

1	NAMES OF REPORTING PERSONS Wen Liang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,125,008 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,125,008 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,125,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,519,805 shares of Common Stock held directly or indirectly by Mr. Wen Liang Li and 3,605,203 shares of Common Stock held directly or indirectly by the other Reporting Persons, in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.

(2) Such percentage is based upon a total of 15,642,704 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Agreement and Plan of Merger, dated as of June 28, 2019, among HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, HPJ Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of HPJ Parent Limited, and the Issuer, which agreement is filed herewith as Exhibit 7.05, and (ii) 74,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 4 of 12

1	NAMES OF REPORTING PERSONS Wen Wei Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,125,008 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,125,008 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,125,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 463,842 shares of Common Stock held directly or indirectly by Mr. Wen Wei Ma and 4,661,166 shares of Common Stock held directly or indirectly by the other Reporting Persons, in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.

(2) Such percentage is based upon a total of 15,642,704 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Agreement and Plan of Merger, dated as of June 28, 2019, among HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, HPJ Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of HPJ Parent Limited, and the Issuer, which agreement is filed herewith as Exhibit 7.05, and (ii) 74,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 5 of 12

1	NAMES OF REPORTING PERSONS HPJ Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050,257 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050,257 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (2)
14	TYPE OF REPORTING PERSON CO

(1) Includes 5,050,257 shares of Common Stock held directly or indirectly by the other Reporting Persons, including restricted Common Stock. HPJ Parent Limited is controlled by Mr. Dang Yu (George) Pan, and Mr. Pan is a director of HPJ Parent Limited. Pursuant to the Equity Contribution and Voting Agreement as described in Item 4, HPJ Parent Limited has the irrevocable proxy to vote the Rollover Shares (as defined below) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, HPJ Parent Limited may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Issuer and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon a total of 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Agreement and Plan of Merger, dated as of June 28, 2019, among HPJ Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, HPJ Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of HPJ Parent Limited, and the Issuer, which agreement is filed herewith as Exhibit 7.05.

CUSIP No. 43113X101	Page 6 of 12

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D ("Amendment No. 6") is being jointly filed by Dang Yu (George) Pan, Advance Pride International Limited, Wen Liang Li, Wen Wei Ma and HPJ Parent Limited (collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by Dang Yu (George) Pan with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2018, Amendment No. 3 to Schedule 13D filed with the SEC on June 5, 2018, Amendment No. 4 to Schedule 13D filed with the SEC on March 15, 2019 and Amendment No. 5 to Schedule 13D filed with the SEC on April 24, 2019 (collectively, the "Schedule 13D"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

Item 2.	Identity and Background.

The first paragraph of (a) — (c) and (f) of Item 2 is amended and restated as follows.

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter, the Consortium Agreement, the Supplemental Letter, the Merger Agreement, the Equity Contribution and Voting Agreement and the Interim Investors Agreement as described in Item 4 below. Each Reporting Person (other than Advance Pride, and other than HPJ Parent Limited which may be deemed to beneficially own only 5,050,257 shares of Common Stock) may be deemed to beneficially own the total of 5,125,008 shares of Common Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.” Each Reporting Person expressly disclaims beneficial ownership of any Common Stock directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Stock directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Item 2 is further supplemented by adding the following:

HPJ Parent Limited (“Parent”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Parent is currently controlled by Mr. Pan. Mr. Pan and Mr. Haoyi Yang are the directors of Parent. Parent was formed as a transaction vehicle for the Transactions (as defined below), and its principal business is investment holding. The address of the principal office of Parent is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Mr. Haoyi Yang is a Hong Kong resident. His business address is 39/F, One Exchange Square, Central, Hong Kong, and his present principal occupation is the management director of Essence International Financial Holdings Ltd., which engages in financial services and whose business address is 39/F, One Exchange Square, Central, Hong Kong.

During the five years preceding the date of this filing, neither Parent, nor to Parent’s knowledge, Mr. Haoyi Yang has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

Merger Agreement

On June 28, 2019, (i) Parent, (ii) HPJ Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent is or will be owned by Mr. Dang Yu (George) Pan, Chairman of the Board of Directors and Chief Executive Officer and stockholder of the Issuer, Mr. Wen Liang Li, a director and stockholder of the Issuer, Mr. Wen Wei Ma, a stockholder of the Company, and Essence International Capital Limited, a company incorporated in Hong Kong (“Essence”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (“Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than shares of the Common Stock held by (a) Messrs. Pan, Li or Ma or their respective affiliates (collectively, the “Rollover Stockholders”) or Parent or, the Issuer or any of their respective subsidiaries or (b) stockholders who have validly exercised their appraisal rights under the General Corporation Law of the State of Delaware, will be converted into the right to receive US$4.80 in cash without interest (the “Merger Consideration”).

CUSIP No. 43113X101	Page 7 of 12

Pursuant to the Merger Agreement, at the Effective Time, each stock option to purchase shares of the Common Stock (each, an “Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be canceled and converted into the right to receive, on the next regularly scheduled employee payroll date in the jurisdiction of the holder of such Option, an amount in cash equal to the product of the excess, if any, of the Merger Consideration over the exercise price per share of the Option. Each outstanding Option that has an exercise price equal to or greater than the Merger Consideration will be cancelled without the right to receive any consideration. At the Effective Time and following the contribution of the Rollover Shares (as hereinafter defined) to Parent, each unvested restricted share of Common Stock granted pursuant to an incentive award that is outstanding immediately prior to the Effective Time will be treated in the same manner as outstanding shares of Common Stock at the Effective Time, as previously described herein.

Consummation of the Merger is subject to various closing conditions, including, among others, (1) the adoption of the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Common Stock and (b) at least a majority of all outstanding shares of Common Stock held by stockholders other than Essence, the Rollover Stockholders, or any of their respective affiliates, officers and directors, and in each case, other than Parent and Merger Sub (together, the “Company Stockholder Approval”), (2) the absence of any law or order that enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”), and (3) obtaining any material consents, approvals or other authorizations of any governmental authority required to consummate the Transactions (the “Governmental Approvals”). Each party’s obligation to consummate the Merger also is subject to certain additional conditions that include the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects.

The Issuer, Parent and Merger Sub have made customary representations and warranties in the Merger Agreement. Many of the representations made by the Issuer are subject to, and qualified by, a “Company Material Adverse Effect” standard. The Company has agreed to various customary covenants and agreements, including, among others, (1) agreements to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, (2) not to engage in certain kinds of transactions during this period, (3) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and (4) subject to certain exceptions, not to withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent the recommendation of the Board that the Issuer’s stockholders approve the Merger Agreement.

Pursuant to the Merger Agreement, until the Effective Time or, if earlier, the termination of the Merger Agreement, the Issuer is subject to customary “no-shop” restrictions on its ability to solicit and engage in discussions and negotiations with respect to alternative Acquisition Proposals (as defined in the Merger Agreement). Notwithstanding this limitation, the Issuer may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to any unsolicited alternative Acquisition Proposal, subject to the limitations and requirements set forth in the Merger Agreement, including that, the Board has determined that (1) the Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement), and (2) in light of such Superior Proposal, the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for the Issuer and Parent, including to enter into an agreement with respect to a Superior Proposal. Upon termination of the Merger Agreement under specified circumstances, including in connection with entry into an agreement with respect to a Superior Proposal, the Issuer will be required to pay Parent (or its designee) a termination fee of $2,365,000. The Merger Agreement also provides that Parent will be required to pay the Issuer (or its designee) a termination fee of $4,730,000 in certain other circumstances, including in connection with a termination by the Issuer as a result of a breach by Parent or Merger Sub of its representations, warranties, covenants and agreements set forth in the Merger Agreement or the failure of Parent to fund the Exchange Fund (as defined in the Merger Agreement) when all other conditions to closing the Transactions have been satisfied. Subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by December 31, 2019, as may be extended automatically for three months in order to obtain the Governmental Approvals.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately-held company beneficially owned by Parent, and its Common Stock will no longer be listed on the Nasdaq Stock Market LLC (Nasdaq Global Market).

CUSIP No. 43113X101	Page 8 of 12

Equity Contribution and Voting Agreement

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders entered into an Equity Contribution and Voting Agreement with Parent (the “Equity Contribution and Voting Agreement”), pursuant to which each of the Rollover Stockholders agreed to, immediately prior to the closing of the Merger, contribute certain Common Stock beneficially owned by it (which represent approximately 32% of the Issuer’s total issued and outstanding shares of Common Stock, the “Rollover Shares”) to Parent in exchange for newly issued shares of common stock of Parent, par value $0.0001 per share.

In addition, pursuant to the Equity Contribution and Voting Agreement, the Rollover Stockholders also agreed with Parent that, until the Effective Time or the termination of the Merger Agreement, (i) when a meeting of the shareholders of the Issuer is held, to appear at such meeting or otherwise cause their Rollover Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote and (ii) to vote or otherwise cause to be voted at such meeting all of their Rollover Shares (A) in favor of the adoption of the Merger Agreement and any related action reasonably required in furtherance thereof, (B) against any other Acquisition Proposal, (C) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Equity Contribution and Voting Agreement or the performance by such Rollover Stockholder of its obligations under the Equity Contribution and Voting Agreement, (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of such Rollover Stockholder contained in the Equity Contribution and Voting Agreement, (E) in favor of any adjournment of any shareholders’ meeting as may be requested by Parent and (F) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. Under the Equity Contribution and Voting Agreement, each Rollover Stockholder appointed Parent and any other designee of Parent such Rollover Stockholder’s irrevocable (for the period until termination of the Equity Contribution and Voting Agreement in accordance with its terms) proxy and attorney-in-fact (with full power of substitution) to vote its respective Rollover Shares as indicated above.

Furthermore, in connection with the consummation of the Transactions and pursuant to a subscription agreement to be entered into by Mr. Dang Yu (George) Pan and Parent, upon the terms and subject to the conditions of such subscription agreement, Mr. Pan will contribute, or cause to be contributed, as an equity contribution to Parent, an aggregate amount equal to US$2,000,000 in exchange for newly issued shares of common stock of Parent, par value $0.0001 per share.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Essence entered into an Equity Commitment Letter (the “Equity Commitment Letter”) with Parent, pursuant to which Essence committed, on the terms and subject to the conditions set forth therein, to contribute, or cause to be contributed, as an equity contribution to Parent, an aggregate amount equal to US$51,136,733.00, which, to the extent necessary, will be used to (i) fund a portion of the Exchange Fund and any other amounts required to be paid by Parent or Merger Sub pursuant to the Merger Agreement and (ii) pay related fees and expenses or reimbursements of expenses (subject to certain exclusions).

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Essence entered into a Limited Guarantee (the “Limited Guarantee”) with the Issuer, pursuant to which Essence guaranteed to the Issuer, on the terms and subject to the conditions set forth therein, 100% of Parent’s obligation to (i) pay the Parent Termination Fee (as defined under the Merger Agreement) if and when required pursuant to Section 9.03(c) of the Merger Agreement, (ii) the reimbursement obligations pursuant to Section 9.03(e) of the Merger Agreement, (iii) the indemnification and expense reimbursement obligations of Parent pursuant to Section 7.14 of the Merger Agreement, (iv) all costs and expenses (including attorney’s fees and expenses) reasonably incurred by the Issuer in connection with the enforcement of its rights under Section 10.06 of the Merger Agreement that results in a judgment against Parent, Merger Sub or Essence, and (v) the costs of collection and reasonable expenses (including attorneys’ fees) incurred by the Issuer in connection with the Issuer’s enforcement of its rights under the Limited Guarantee (collectively, the “Guaranteed Obligation”). Essence will in no event be required to pay more than US$5,000,000 under or in respect of the Limited Guarantee.

The Limited Guarantee will terminate upon the earliest to occur of (i) the closing (as defined under the Merger Agreement), (ii) the payment in full of the Guaranteed Obligation, (iii) the date that is six (6) months from the date of termination of the Merger Agreement under circumstances in which any portion of the Guaranteed Obligation is payable (unless the Issuer has made a claim under the Limited Guarantee prior to such date, in which case the relevant date shall be the date that such claim is finally settled or otherwise resolved either in a final judicial determination or by agreement of the Issuer and Essence and the Guaranteed Obligation finally determined or agreed to be owed by Essence is satisfied in full) and (iv) the termination of the Merger Agreement under circumstances in which no portion of the Guaranteed Obligation is payable.

CUSIP No. 43113X101	Page 9 of 12

Interim Investors Agreement

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders and Essence entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, which provides for certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Rollover Stockholders and Essence with respect to the Merger Agreement, the Equity Commitment Letter, the Equity Contribution and Voting Agreement and the Limited Guarantee, and the transactions contemplated by each.

Among others, the Interim Investors Agreement provides that, subject to certain conditions and restrictions, (i) each of Mr. Dang Yu (George) Pan and Essence (the “Requisite Investors”) acting jointly will have the sole power, authority and discretion to cause Parent and Merger Sub to take any action or refrain from taking any action in order for Parent and Merger Sub to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, and (ii) Parent will, at the direction of the Requisite Investors, enforce the provisions of the Equity Commitment Letter and the Equity Contribution and Voting Agreement in accordance with the terms of the Merger Agreement, the Equity Commitment Letter and the Equity Contribution and Voting Agreement.

The descriptions of the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter, the Limited Guarantee and the Interim Investors Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter, the Limited Guarantee and the Interim Investors Agreement, which have been filed as Exhibits 7.05, 7.06, 7.07, 7.08 and 7.09 respectively to this statement and are incorporated herein by this reference in their entirety.

Item 5.	Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 6 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, Mr. Dang Yu (George) Pan beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons (other than Advance Pride), an aggregate of 3,141,361 shares of Common Stock, comprising (i) 2,871,402 shares of Common Stock, including 48,588 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Pan, and (ii) 269,959 shares of Common Stock indirectly held by Mr. Pan through Advance Pride, which Common Stock in (i) and (ii) collectively represent approximately 20.1% of the outstanding shares of Common Stock. Advance Pride, a British Virgin Islands company, is 100% owned by Mr. Pan, and Mr. Pan is the sole director of Advance Pride. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride in the Issuer. The above disclosure of percentage information was calculated based on a total of 15,616,541 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Merger Agreement, and (ii) 48,588 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Pan.

As of the date hereof, Advance Pride directly holds 269,959 shares of Common Stock, which represent approximately 1.7% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Merger Agreement.

As of the date hereof, Mr. Wen Liang Li beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons, 1,519,805 shares of Common Stock, including 18,688 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer and representing approximately 9.8% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,586,641 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Merger Agreement, and (ii) 18,688 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Li.

As of the date hereof, Mr. Wen Wei Ma beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons, 463,842 shares of Common Stock, including 7,475 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer and representing approximately 3.0% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,575,428 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Merger Agreement, and (ii) 7,475 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Ma.

CUSIP No. 43113X101	Page 10 of 12

As of the date hereof, excluding the Common Stock directly or indirectly held by the other Reporting Persons, neither Parent nor Mr. Haoyi Yang beneficially owns any share of Common Stock.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons (other than Advance Pride, and other than Parent which may be deemed to beneficially own only 5,050,257 shares of Common Stock) may be deemed, by reason of the Proposal Letter, the Consortium Agreement, the Supplemental Letter, the Merger Agreement and the Equity Contribution and Voting Agreement as described in Item 4 above, to beneficially own the total of 5,125,008 shares of Common Stock beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 32.8% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,642,704 shares of Common Stock, including (i) 15,567,953 shares of Common Stock issued and outstanding as of June 27, 2019, as represented by the Issuer in the Merger Agreement, and (ii) 74,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

(c) Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Items 6 is amended and restated as follows.

The information regarding the Proposal Letter, the Consortium Agreement, the Supplemental Letter, the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter, the Limited Guarantee and the Interim Investors Agreement under Item 4 is incorporated herein by reference in its entirety.

CUSIP No. 43113X101	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01: * Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: * Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

Exhibit 7.04: **Letter from Dang Yu (George) Pan to the special committee of the board of directors of the Issuer, dated as of April 18, 2019.

Exhibit 7.05: Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated as of June 28, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

Exhibit 7.06: Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 28, 2019.

Exhibit 7.07: Equity Commitment Letter by and between Essence and Parent, dated as of June 28, 2019.

Exhibit 7.08: Limited Guarantee by and between Essence and the Issuer, dated as of June 28, 2019.

Exhibit 7.09: Interim Investors Agreement by and among Parent, Merger Sub, the Rollover Stockholders and Essence, dated as of June 28, 2019.

Exhibit 7.10: Joint Filing Agreement by and between the Reporting Persons, dated as of July 2, 2019.

*	Previously filed on March 15, 2019.
**	Previously filed on April 24, 2019.

CUSIP No. 43113X101	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Date: July 2, 2019	/s/ Dang Yu (George) Pan
Dang Yu (George) Pan

Advance Pride International Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

/s/ Wen Liang Li
Wen Liang Li

/s/ Wen Wei Ma
Wen Wei Ma

HPJ Parent Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit 7.01: * Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: * Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

Exhibit 7.04: ** Letter from Dang Yu (George) Pan to the special committee of the board of directors of the Issuer, dated as of April 18, 2019.

Exhibit 7.05: Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated as of June 28, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

Exhibit 7.06: Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 28, 2019.

Exhibit 7.07: Equity Commitment Letter by and between Essence and Parent, dated as of June 28, 2019.

Exhibit 7.08: Limited Guarantee by and between Essence and the Issuer, dated as of June 28, 2019.

Exhibit 7.09: Interim Investors Agreement by and among Parent, Merger Sub, the Rollover Stockholders and Essence, dated as of June 28, 2019.

Exhibit 7.10: Joint Filing Agreement by and between the Reporting Persons, dated as of July 2, 2019.

*	Previously filed on March 15, 2019.
**	Previously filed on April 24, 2019.